EXHIBIT 99.1

Anfield Energy Submits Permit Amendment for JD-8 Mine Restart

VANCOUVER, British Columbia, April 08, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”) is pleased to announce that, following receipt of comments regarding the Company’s Plan of Operations submittal from the U.S. Department of Energy (DOE) and the Colorado Division of Reclamation, Mining and Safety (DRMS), the Company has thoroughly addressed all outstanding comments and has submitted a permit amendment for the restart of its past-producing JD-8 uranium and vanadium mine (the “JD-8 Mine”) in Montrose County, Colorado.

Key Highlights

  Regulatory Clearance: Anfield has addressed all outstanding technical, financial and environmental comments from the DOE and DRMS.

  Production Timeline: The JD-8 Mine remains on schedule for potential approval and mobilization in mid-2026, with a targeted production restart in the second half of 2026.

  Operational Base: The JD-7 mine infrastructure will now serve as the central base of operations for the entire Monogram Mesa Mine Complex, improving efficiency and reducing costs. Mined material from JD-8, as part of Anfield’s hub-and-spoke production strategy, will be processed at Anfield’s Shootaring Canyon mill in Utah, one of only three licensed conventional mills in the United States.

  Competitive Advantage: The Company is leveraging its recent acquisition of BRS, Inc. to streamline the regulatory process and technical development.

This permit amendment builds directly on the Company’s initial comprehensive Plan of Operations permitting application submitted to DRMS on November 19, 2025, which received an affirmative initial completeness determination from DRMS on December 22, 2025, confirming that all required technical, environmental, reclamation, and financial assurance components were in place to advance to full substantive review. The permit amendment incorporates all regulatory feedback received and further strengthens the application as it progresses through the review process. The Company is confident regarding the quality and completeness of the current submission and reaffirms that the JD-8 Mine remains on track for potential approval and mobilization in mid-2026, with targeted production restart in the second half of 2026.

About the JD-8 Mine and Monogram Mesa Mine Complex

The JD-8 Mine is the flagship asset within Anfield’s Monogram Mesa Mine Complex (also referred to as part of the broader West Slope project and Paradox Mine Complex). It was the last of the historic Cotter Corporation mines to suspend operations in 2006 due to market conditions and remains in excellent condition, with well-preserved underground workings, infrastructure, and historical production records.

The Monogram Mesa Mine Complex encompasses several past-producing uranium and vanadium mines, including the JD-5, JD-6, JD-7, JD-8, and JD-9 mines. As part of the permit amendment, the Company has included all buildings and infrastructure at the JD-7 mine to serve as the central base of operations for the entire mine complex. This strategic integration will enhance operational efficiency, reduce costs, and support coordinated development across the multiple deposits.

The restart plan for the JD-8 Mine employs proven conventional underground long-hole stoping methods with updated ventilation, ground control, and water management systems, alongside enhanced monitoring and modern reclamation standards. The JD-8 Mine leverages existing underground workings and is designed to deliver uranium and vanadium to Anfield’s 100%-owned Shootaring Canyon Mill in Utah — one of only three licensed conventional uranium mills in the United States.

CEO Commentary

Corey Dias, CEO of Anfield, commented: “Promptly and thoroughly addressing all comments from both the DOE and DRMS demonstrates our team’s commitment to regulatory compliance and responsible development. Our continued close collaboration with BRS Inc. enabled us to leverage our longstanding relationship to quickly prepare the initial plan and allowed the Company to completely and effectively address all regulatory comments. We believe this seamless partnership between the BRS Inc. and Anfield teams gives the Company a unique competitive advantage in the U.S. uranium sector.

Finally, incorporating the JD-7 mine infrastructure as the operational hub for the Monogram Mesa Mine Complex further optimizes the JD-8 Mine and positions the entire complex for efficient, long-term uranium and vanadium production. We remain on track to bring the JD-8 Mine—and by extension, the broader Monogram Mesa Mine Complex—back into production later this year. This advancement both supports our hub-and-spoke production strategy and contributes to U.S. energy security by supplying domestic uranium and vanadium.”

JD-8 Uranium-Vanadium Mine Production Decision

The Company notes that its decision to advance development of the JD-8 Mine is based on historical production data and analysis of drilling samples, and not on a feasibility study of mineral reserves demonstrating economic and technical viability. As a result, there is additional uncertainty and risk related to the economics and viability of development.

Douglas L. Beahm, P.E., P.G., is the Company’s qualified person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects and has reviewed, verified and approved the scientific and technical information contained in this news release. Mr. Beahm is not independent of the Company, as he is the Company’s Chief Operating Officer.

About Anfield

Anﬁeld is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, eﬃcient growth in its assets. Anﬁeld is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSXV (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Oﬃcer

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Anﬁeld Energy, Inc.
Corporate Communications
604-669-5762
contact@anﬁeldenergy.com
www.anﬁeldenergy.com

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements in this release include, but are not limited to, statements regarding the Company’s permit amendment application for the restart of its past-producing JD-8 Mine, including, without limitation, the quality and completeness of the current submission and the progress of the application process; the potential approval and mobilization of the JD-8 Mine in mid-2026; the targeted production restart of the JD-8 Mine in the second half of 2026; the condition of the JD-8 Mine; the strategic integration of all buildings and infrastructure at the JD-7 mine to serve as the operational hub for the entire mine complex, and the benefits therefrom, in respect of the permit amendment, including, without limitation, enhancing operational efficiency, reduce costs, and support coordinated development across the multiple deposits; the restart plan, planned operations and designs for the JD-8 Mine; the delivery of uranium and vanadium to the Company’s Shootaring Canyon Mill; the Company’s commitment to regulatory compliance and responsible development; the Company’s partnership with BRS Inc. and the benefits therefrom, including, without limitation, any competitive advantages therefrom; the Company’s hub-and-spoke production strategy; the Company’s contribution to U.S. energy security through the supply of domestic uranium and vanadium; and the economics and viability of development of the JD-8 Mine.

Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: risks associated with permitting and regulatory approvals, including, without limitation, regarding the Plan of Operations and the permit amendment to restart the JD-8 Mine; risks that the approval and mobilization of JD-8 Mine in mid-2026 may not be completed as contemplated, or at all; risks that the production restart of the JD-8 Mine may not be completed as contemplated, or at all; risks related to the condition of the JD-8 Mine; risks that the benefits from the strategic integration of the buildings and infrastructure at the JD-7 mine serving as the operational hub or the entire mine complex may not be realized as contemplated, or at all; risks that the restart plan for the JD-8 Mine may not be completed as contemplated, or at all; risks that the JD-8 Mine may not be able to leverage its underground workings or deliver uranium and vanadium to the Shootaring Canyon Mill as contemplated, or at all; risks that the competitive advantage and other benefits from the Company’s partnership with BRS Inc. may not be realized as contemplated, or at all; risks that the JD-8 Mine may not be optimized as contemplated, or at all; risks that the Monogram Mesa Mine Complex may not be positioned for efficient, long-term uranium and vanadium production as contemplated, or at all; risks that the Company may not be able to bring the JD-8 Mine and Monogram Mesa Mine Complex into production as contemplated, or at all; risks related to the Company’s hub-and-spoke production strategy; risks that the Company may not contribute to U.S. energy security through the supply of domestic uranium and vanadium as contemplated, or at all; risks related to the timing and receipt of necessary regulatory approvals; the risks and uncertainties relating to exploration and development; the ability of the Company to obtain additional financing; the need to comply with environmental and governmental regulations in Canada and the United States; fluctuations in the prices of commodities; operating hazards and risks; competition and other risks and uncertainties and other such factors as are set forth in the annual information form for the Company’s most recently completed year end, as well as the management discussion and analysis and other disclosures of risk factors for the Company, filed on SEDAR+ at www.sedarplus.ca.

Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.